September 26, 2025

Jonathan Hugh
Chief Financial Officer
ALT5 Sigma Corporation
325 E. Warm Springs Road, Suite 102
Las Vegas, Nevada 89119

       Re: ALT5 Sigma Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed September 12, 2025
           File No. 000-19621
Dear Jonathan Hugh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Faith Charles